SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
Securities Exchange Act of 1934

For the year ended December 31, 1997

Commission file number 1-7911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORT JAMES CORPORATION
CANADIAN EMPLOYEES STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


FORT JAMES CORPORATION
1650 Lake Cook Road, Deerfield, Illinois  60015

FORT JAMES CORPORATION
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


Items 1. and 2. Financial Statements and Exhibits

                                             												Pages
a. Financial statements:

   Report of independent accountants	                   		3

   Statements of financial condition as of
     December 31, 1997 and 1996                                         4

   Statements of income and changes in plan equity for
     the years ended December 31, 1997, 1996 and 1995  			5

   Notes to financial statements	              		       6-10


Schedules I, II and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

b. Exhibits:

4.0 Fort James Corporation Canadian Employees Stock Purchase Plan, as amended and restated effective August 28, 1995 (incorporated by reference to Exhibit 4 to Fort James Corporation Canadian Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1995).

4.1  	Amendment to Fort James Corporation Canadian Employees Stock
      Purchase Plan, effective January 1, 1997 - filed herewith.

23    Consent of independent accountants - filed herewith.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Plans Management Committee of
Fort James Corporation:

We have audited the accompanying statements of financial condition of the Fort James Corporation Canadian Employees Stock Purchase Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                               	        COOPERS & LYBRAND L.L.P.



Richmond, Virginia
February 6, 1998

FORT JAMES CORPORATION
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
as of December 31, 1997 and 1996


                                            1997               1996
ASSETS

Cash                                $      1,108         $   149,111

Contributions receivable:
  Employer:
     Basic                                25,581              40,250
     Additional                           16,538              17,270
  Employee                                50,368              77,814

Investment in common stock,
 at market value:
   Fort James (historical cost: 1997-
   $1,853,577 and 1996-$1,619,753)     2,257,898           1,968,519
   Crown Vantage Inc. (historical
   cost:  1997-$44,570 and 1996-
   $63,273)                               14,539              25,177


   Total assets                       $2,366,032          $2,278,141


LIABILITIES AND PLAN EQUITY

Payable to withdrawing participants                       $   19,473

Plan equity                           $2,366,032           2,258,668

   Total liabilities and plan equity  $2,366,032          $2,278,141


The accompanying notes are an integral part of the financial statements.

FORT JAMES CORPORATION
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY for the years ended December 31, 1997, 1996 and 1995


                                        1997           1996           1995
Investment income:
  Cash dividends on
   Common Stock                   $   32,879   $     29,996   $     32,765
  Realized gain on sale
   of investments                     29,274
  Interest on bank deposits               38            758          1,152
     Total investment income          62,191         30,754         33,917

Change in net unrealized
  appreciation or depreciation
  in fair value of investments        63,620        424,064         11,197
Contributions and deposits:
  Deposits by participating
    employees                        635,794        557,847        479,655
  Contributions by employer:
     Basic                           326,212        290,448        256,521
     Additional                       16,856         17,131         15,181
     Administrative costs             26,113         21,153         21,268
  Loss funded by Trustee              34,046

     Total contributions and
       deposits                    1,039,021        886,579        772,625

Withdrawals and expenditures:
  Distributions to participants   (1,023,473)      (769,239)      (635,411)
  Administrative costs               (26,113)       (21,153)       (21,268)

     Total withdrawals and
       expenditures               (1,049,586)      (790,392)      (656,679)

Stock distribution of Crown
 Vantage Inc.                                                      133,338

Foreign currency remeasurement
 gain (loss)                          (7,882)           135           (401)

     Net increase in plan equity     107,364        551,140        293,997

Plan equity, beginning of year     2,258,668      1,707,528      1,413,531

     Plan equity, end of year     $2,366,032   $  2,258,668   $  1,707,528

The accompanying notes are an integral part of the financial statements.

FORT JAMES CORPORATION
CANADIAN EMPLOYEES STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1. General:

The Fort James Corporation Canadian Employees Stock Purchase Plan (the "Plan"), formerly the James River Corporation of Virginia Canadian Employees Stock Purchase Plan, was adopted by the Board of Directors of Fort James
Corporation ("Fort James" or the "Company") for the benefit of the employees of certain operating subsidiaries of Fort James located in Canada (the "Participating Companies"). As of December 31, 1997, the Participating Companies included Fort James Marathon, Ltd. ("Marathon") and Fort James Canada, Inc. ("FJ Canada"). In 1997, James River Corporation of Virginia ("James River") and Fort Howard Corporation ("Fort Howard") merged, with Fort Howard shareholders receiving 1.375 James River common shares for each Fort Howard common share, and James River shareholders retaining their holdings.
In connection with the merger James River was renamed Fort James Corporation.

2. Summary of Significant Accounting Policies:

Cash

Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in Fort James' common stock, $.10 par value ("FJ Common Stock"). Interest earned on such cash balances is credited to the Participants' accounts. Cash balances are stated at cost, which approximates market value.

Investment Valuation

The investments include FJ Common Stock and Crown Vantage Inc. common stock ("CV Common Stock") (See Note 3). The investments in FJ Common Stock and CV Common Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape on the last trading day of the period. The closing market value per share of FJ Common Stock was $38.25 and $33.125 on December 31, 1997, and December 31, 1996, respectively. The closing market value per share of CV Common Stock was $7.00 and $8.50 on December 31, 1997, and December 31, 1996, respectively.

Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date, and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average-cost basis. The assets of the Plan are held under a trust Agreement, dated August 23, 1989, with National Trust Company. During 1996, National Trust Company sold its institutional custody business to Canada Trust thereby resulting in a transfer of the assets of the Plan to Canada Trust (the "Trustee").

NOTES TO FINANCIAL STATEMENTS
(continued)

Contributions and Deposits

Employee and employer contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Employee and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of FJ Common Stock which are allocated to each Participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

Foreign Currency Remeasurement

The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in common stock which are stated at U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in common stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the years ended December 31, 1997, 1996, and 1995. Foreign currency remeasurement gains and losses are included in the net increase in plan equity.

Withdrawals

Withdrawals of common stock from the Plan by Participants are accounted for at the average historical cost of the common stock distributed, plus cash paid in lieu of fractional shares, where applicable. Withdrawals in cash or in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related common stock. Any Participant contributions which have not yet been applied to the purchase of common stock will also be paid to each withdrawing Participant.

Administrative Costs

The Plan is reimbursed by the Participating Companies for its administrative and operating costs, except for brokerage fees. Brokerage fees are included in the cost of acquiring common stock and thus are borne by the Participants.


Loss Funded by Trustee

The loss funded by the Trustee is for reimbursements to Participant's accounts in an amount equal to the appreciation in FJ Common Stock price for funds that were not invested by the Trustee in the FJ Common Stock in a timely manner.

NOTES TO FINANCIAL STATEMENTS
(continued)

3. Description of the Plan:

The Plan was established to enable eligible employees of certain Fort James subsidiaries located in Canada to acquire an ownership interest in Fort James, the ultimate holding company. The Plan is a non-taxable employees profit sharing plan as defined in Section 144(1) of the Income Tax Act (Canada) (the "Canadian Tax Act").

On August 28, 1995, the Company spun off part of its Communications Papers Business, as well as the specialty paper based portion of its Packaging Business, into a new Company, Crown Vantage Inc. ("Crown Vantage"). The existing shareholders of the Company on record as of August 25, 1995, received one share of CV Common Stock for each ten shares of FJ Common Stock held by the shareholder. The Plan was amended to allow for inclusion of an investment in CV Common Stock. As a result, during 1995, the plan received a stock distribution of 6,649 shares of Crown Vantage valued at $133,338.

Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase FJ Common Stock for their benefit. Participant contributions of up to six percent of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:

                                                Participating Company's
		                             Contributions as a percentage
Participant's contributions	             of Participant's contributions

1% of compensation                  		         100%
2% of compensation		    	                  65%
3% to 6% of compensation	    		          50%

The Participating Companies make no contributions with respect to a Participant's contribution in excess of six percent of the Participant's compensation.

The Participating Companies make "Additional Employer Contributions" on or before March 31 of each calendar year with respect to each Participant in its employ on the preceding December 31 who has not withdrawn any common stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the Participant's account equals 10% of the aggregate Basic Employer Contributions made with respect to the Participant during the earlier of such two immediately preceding calendar years. Each Participant's "Restricted Account" includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any FJ Common Stock or CV Common Stock purchased with such contributions. The Additional Employer Contribution receivable reflected on the Statement of Financial Condition as of December 31, 1997 represents the accrued contribution related to the 1996 Basic Employer Contributions of qualifying Participants to be paid to the Plan on March 31, 1998. The Additional Employer Contribution accrued as of December 31, 1996, which related to the 1995 Basic Employer Contributions of qualifying Participants, was paid to the Plan on March 31, 1997.

NOTES TO FINANCIAL STATEMENTS
(continued)

Each Participant is fully vested in his contributions, in Basic Employer Contributions, in Additional Employer Contributions, and in any earnings thereon at all times. The Plan had approximately 471 Participants as of December 31, 1997, and 412 Participants as of December 31, 1996.

4. Contributions to the Plan:

Employee and employer contributions for the years ended December 31, 1997, 1996 and 1995 were as follows:

                     1997                1996                    1995
              Employee   Employer   Employee   Employer   Employee   Employer
Marathon      $471,740   $267,973   $413,090   $238,437   $351,162   $208,213
FJ Canada      164,054    101,208    144,757     90,295    128,493     84,757

              $635,794   $369,181   $557,847   $328,732   $479,655   $292,970

5.	Investment in Common Stock:

The unrealized appreciation or depreciation of investment in common stock as of December 31, 1997, 1996 and 1995 and the change in such amount during each period were as follows:

                                                          Unrealized
                              Market                    Appreciation
                               Value          Cost     (Depreciation)

December 31, 1994         $1,428,476      $1,553,067      $(124,591)
Change for the year ended
  December 31, 1995          164,981         153,784         11,197

December 31, 1995         $1,593,457      $1,706,851      $(113,394)

Change for the year ended
  December 31, 1996          400,239         (23,825)       424,064

December 31, 1996          1,993,696       1,683,026        310,670

Change for year ended
  December 31, 1997          278,741         215,121         63,620

December 31, 1997         $2,272,437      $1,898,147      $ 374,290

NOTES TO FINANCIAL STATEMENTS
(continued)

The Plan held 59,030 and 59,427 shares of FJ Common Stock on December 31, 1997, and December 31, 1996, respectively. In addition, the Plan held 2,077 and 2,962 shares of CV Common Stock on December 31, 1997, and December 31, 1996, respectively.

6.	Tax Status:

The Plan is an employee profit sharing plan and is subject to the Canadian Tax Act; all amounts contributed to a Participant's account are taxable to such Participant under Canadian income tax rules. The only U.S. taxes paid are U.S. withholding taxes on cash dividends, which are withheld on behalf of Participants. No such withholdings occurred in 1997.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



March 23, 1998	  		/s/Clifford A. Cutchins, IV
--------------                  ------------------------------------------
Date		                Committee Member - Clifford A. Cutchins, IV

March 23, 1998	  		/s/Daniel J. Girvan
--------------                  ------------------------------------------
Date		  	        Committee Member - Daniel J. Girvan

March 23, 1998    		/s/Ernst A. Haberli
--------------                  ------------------------------------------
Date		  	        Committee Member - Ernst A. Haberli

March 23, 1998	  	        /s/R. Michael Lempke
--------------                  ------------------------------------------
Date		  	        Committee Member - R. Michael Lempke

March 23, 1998 	               	/s/William A. Paterson
--------------                  ------------------------------------------
Date		  	        Committee Member - William A. Paterson

March 23, 1998	  	        /s/Michael T. Riordan
--------------                  ------------------------------------------
Date		 		Committee Member - Michael T. Riordan